ALEAFIA HEALTH INC.
(formerly Canabo Medical Inc.)

UNAUDITED CONDENSED INTERIM
CONSOLIDATED FINANCIAL STATEMENTS
(expressed in Canadian Dollars)

PERIOD ENDED June 30, 2018

August 27, 2018

Management’s Report

The accompanying unaudited condensed interim consolidated financial statements of Aleafia Health Inc. (formerly, Canabo Medical Inc.) (the “Company”) are the responsibility of management and have been approved by the Board of Directors. The unaudited condensed interim consolidated financial statements have been prepared by management in accordance with International Financial Reporting Standards (“IFRS”). The unaudited condensed interim consolidated financial statements include certain amounts and assumptions that are based on management’s best estimates and have been derived with careful judgment.

In fulfilling its responsibilities, management has developed and maintains a system of internal accounting controls. These controls are designed to provide reasonable assurance that the financial records are reliable for preparation of the unaudited condensed interim consolidated financial statements. The Audit Committee of the Board of Directors reviewed and approved the Company’s unaudited condensed interim consolidated financial statements and recommended their approval by the Board of Directors.

These unaudited condensed interim consolidated financial statements have not been reviewed by the external auditors of the Company.

Signed:

“Geoff Benic”	“Benjamin Ferdinand”
Geoff Benic, Chief Executive Officer	Benjamin Ferdinand,
Toronto, Ontario	Chief Financial Officer
Toronto, Ontario

ALEAFIA HEALTH INC.
Unaudited Condensed Interim Consolidated Statements of Financial Position
As at June 30, 2018 and December 31, 2017
(Expressed in Canadian dollars)

		June 30,	December 31,
	Note	2018	2017
			$
ASSETS
CURRENT
Cash		29,086,047	1,057,231
Amounts receivable		869,856	123,979
Prepaid expenses		220,243	15,162
		30,176,146	1,196,372
PROPERTY, PLANT AND EQUIPMENT	7	2,049,487	1,636,430
INTANGIBLE ASSETS	5,6,8	23,415,607	10,048,000
GOODWILL	5,6	14,970,835	5,064,288
		70,612,075	17,945,090

LIABILITIES
CURRENT
Accounts payable and accrued liabilities		788,964	564,386
Deferred revenue		649,037	-
Vendor take-back loan	5	-	4,000,000
		1,438,001	4,564,386
DEFERRED INCOME TAX LIABILITY	5,6	5,857,421	2,464,000
		7,295,422	7,028,386
SHAREHOLDERS’ EQUITY
SHARE CAPITAL	9	65,754,423	12,285,030
WARRANTS	9	1,528,259	-
CONTRIBUTED SURPLUS	9	8,905,598	8,323,573
DEFICIT		(12,871,627)	(9,691,899)
		63,316,653	10,916,704
		70,612,075	17,945,090

NATURE OF BUSINESS AND CONTINUING OPERATIONS (Note 1)
COMMITMENTS (Note 13)
SUBSEQUENT EVENTS (Note 14)

Approved and authorized for issue on behalf of the Board on August 27, 2018

Julian Fantino	Director	Raf Souccar	Director
Julian Fantino		Raf Souccar

The accompanying notes are an integral part of these condensed interim consolidated financial statements

ALEAFIA HEALTH INC.
Unaudited Condensed Interim Consolidated Statements of Comprehensive Loss
For the periods ended June 30, 2018 and 2017
(Expressed in Canadian dollars)

	Three	Three	Six	Six
	months	months	months	months
	ended June	ended June	ended June	ended June
	30, 2018	30, 2017	30,2018	30,2017
	$	$	$	$
REVENUE
Consultation services	533,007	-	585,062	-
Research revenue	603,822	-	635,410	-
Other revenue	71,057	-	111,788	-
	1,207,886	-	1,332,260	-

COST OF SALES
Doctor Commissions	390,076	-	430,744	-
Cost of goods sold	485	-	513	-

	390,561	-	431,257	-

	817,325	-	901,003	-

EXPENSES
Wages and benefits	453,226	123,873	1,497,533	240,848
Advertising and promotion	112,174	14,250	175,949	49,366
Investor Relations	49,633	-	102,714	-
Business Advisory & Consulting Fees	421,474	-	421,474	-
Amortization	150,426	1,706	281,135	3,393
Professional and legal	164,540	930	287,240	930
Office, supplies and services	85,703	16,815	170,429	25,281
Rent and facilities	224,429	24,674	294,330	35,841
Farm supplies and maintenance	53,083	-	93,378	-
Share-based payments	493,250	40,561	614,925	8,083,031
Exchange and transfer agent fees	41,559	-	52,909	-
Travel and entertainment	62,489	6,022	88,715	9,909
	2,311,986	228,831	4,080,731	8,448,599

NET LOSS AND COMPREHENSIVE LOSS FOR THE PERIOD	(1,494,661)	(228,831)	(3,179,728)	(8,448,599)

LOSS PER SHARE – Basic and diluted	(0.011)	(0.006)	(0.035)	(0.387)

Weighted Average Common Shares Outstanding	135,989,842	39,847,363	89,689,637	21,811,105

The accompanying notes are an integral part of these condensed interim consolidated financial statements

ALEAFIA HEALTH INC.
Unaudited Condensed Interim Consolidated Statements of Changes in Equity (note 9)
For the Periods ended June 30, 2018 and 2017 and December 31, 2017
(Expressed in Canadian dollars)

	Common Shares		Warrants
	Number of		Number of		Contributed
	Shares	Amount	Warrants	Amount	Surplus	Deficit	Total
		$		$	$	$	$
Issued on incorporation	1	-	-	-	-	-	-
Common shares issued for cash	42,009,999	2,460,030	-	-	8,042,470	-	10,502,500
Share-based payments	-	-	-	-	40,561	-	40,561
			-	-
Net loss for the period	-	-			-	(8,448,599)	(8,448,599)
Balance, June 30 ,2017	42,010,000	2,460,030	-	-	8,083,031	(8,448,599)	2,094,462

Common shares issued for cash	7,660,000	3,830,000	-	-	-	-	3,830,000
Subscription receivable	-	(5,000)	-	-	-	-	(5,000)
Common shares issued for business acquisition	24,000,000	6,000,000	-	-	-	-	6,000,000
Share-based payments	-	-	-	-	240,542	-	240,542
Net loss for the period	-	-	-	-	-	(1,243,300)	(1,243,300)
Balance, December 31, 2017	74,670,000	12,285,030	-	-	8,323,573	(9,691,899)	10,916,704

Common shares issued for cash	24,171,000	30,213,750	-	-	-	-	30,213,750
Share issue costs		(1,934,840)	-	-	-	-	(1,934,840)
Broker warrants		(1,241,212)	2,005,380	1,241,212	-	-	-
Common shares deemed to be issued on amalgamation	38,103,461	26,194,098	-	-	-	-	26,194,098
Warrants deemed to be issued on amalgamation	-	-	203,350	59,087	-	-	59,087
Common shares issued exercise of warrants	202,000	159,697	(202,000)	(58,697)	-	-	101,000
Warrants issued Canntrust	-	-	500,000	286,657	-	-	286,657
Common shares issued exercise of options	100,000	77,900	-	-	(32,900)	-	45,000
Share based payments	-	-	-	-	614,925	-	614,925
Net loss for the period	-	-	-	-	-	(3,179,728)	(3,179,728)

Balance, June 30 ,2018	136,246,461	65,754,423	2,506,730	1,528,259	8,905,598	(12,871,627)	63,316,653

The accompanying notes are an integral part of these condensed interim consolidated financial statements

ALEAFIA HEALTH INC.
Unaudited Condensed Interim Consolidated Statements of Cash Flows
For the periods ended June 30, 2018 and 2017
(Expressed in Canadian dollars)

	Six months	Six months
	ended June	ended June
	30, 2018	30, 2017
	$	$
CASH PROVIDED BY (USED IN):

OPERATING ACTIVITIES
Net loss for the period	(3,179,728)	(8,448,599)
Items not involving cash:
Amortization	281,135	3,393
Share-based payments	614,925	8,083,031

	(2,283,668)	(362,176)
Changes in non-cash working capital balances:
Amounts receivable	(745,876)	(27,057)
Prepaid expenses	(203,925)	-
Accounts payable and accrued liabilities	701,872	988

Cash used in operating activities	(2,531,596)	(388,245)
INVESTING ACTIVITIES
Acquisition of equipment	(694,193)	(55,464)

Cash used in investing activities	(694,193)	(54,464)
FINANCING ACTIVITIES
Repayment of mortgage	(4,000,000)	-
Cash acquired on amalgamation	6,916,819	-
Shares issued for cash, net of share issuance costs	28,337,785	2,454,972

Cash provided by financing activities	31,254,604	2,454,972
CHANGE IN CASH	28,028,815	2,011,263
CASH, BEGINNING OF PERIOD	1,057,231	-

CASH, END OF PERIOD	29,086,046	2,011,263

SUPPLEMENTAL CASH DISCLOSURES
Interest paid	-	-
Income taxes paid	-	-

The accompanying notes are an integral part of these condensed interim consolidated financial statements

ALEAFIA HEALTH INC.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
For the periods ended June 30, 2018 and 2017
(Expressed in Canadian dollars)

1.	NATURE OF OPERATIONS

Aleafia Health Inc. (the “Company”) formerly Canabo Medical Inc. (“Canabo”) was incorporated under the laws of the Province of British Columbia on February 2, 2007. On November 9, 2017 the company acquired Canabo Medical Corporation and on March 26, 2018 completed a business combination as described in Note 6. The transaction being treated as a reverse acquisition transaction for accounting purposes. The historical operations, assets and liabilities of Aleafia Inc. are included as the comparative figures as at June 30, 2018, which is deemed to be the continuing entity for financial reporting purposes. The company changed its name to Aleafia Health Inc. and trades on the TSX venture exchange under the symbol ALEF.

The Company is engaged in the business of providing medical services to patients suffering from chronic pain and disabling illnesses through its health clinics operated by qualified health care practitioners. During the period ended December 31, 2017 and as described in Note 5, the Company acquired a 100% interest in Aleafia Farms Inc., formerly 755064 Ontario Inc. (“Aleafia Farms”). Aleafia Farms is a licensed producer of medical cannabis in Canada pursuant to the Access to Cannabis for Medical Purposes Regulations. Operations at the Aleafia Farms facility have commenced and the Company intends to produce medical cannabis for sale and distribution in Canada in accordance with the Access to Cannabis for Medical Purposes Regulations.

During the quarter ended March 31, 2018 as described in Note 6, the Company completed a business combination with Aleafia Inc.

Canabo Medical operates a network of clinics across Canada offering medical consultation services to determine the suitability of medical cannabis in treating patients with chronic pain and other disabling illnesses. The other principal activity of the business is the growing, possession and sale of cannabis as regulated by the Access to Cannabis for Medical Purposes Regulations (“ACMPR”) in Canada. The head office and principal business of the Company is located 2nd floor, 8810 Jane Street, Concord, Ontario.

As at June 30, 2018, the Company had not generated a profit and had accumulated a deficit of $12,871,627. The Company’s operations and expenditures have been funded by the issuance of equity. The Company’s ability to continue its operations and to realize its assets at their carrying value is dependent upon obtaining additional financing and generating revenues sufficient to cover its operating costs.

These consolidated financial statements do not give effect to any adjustments which would be necessary should the Company be unable to continue as a going concern and therefore be required to realize its assets and discharge its liabilities in other than the normal course of business and at amounts different from those reflected in these financial statements.

2.	SIGNIFICANT ACCOUNTING POLICIES

Statement of compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”).

These consolidated financial statements were authorized for issue in accordance with a resolution from the Board of Directors on August 27, 2018.

ALEAFIA HEALTH INC.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
For the periods ended June 30, 2018 and 2017
(Expressed in Canadian dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Basis of presentation

The consolidated financial statements have been prepared on the historical cost basis, with the exception of financial instruments which are measured at fair value, as explained in the accounting policies set out below. In addition, these financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements.

a)	Consolidation

These consolidated financial statements include the accounts of the Company and its 100% controlled subsidiaries, Canabo Medical Corp., Aleafia Inc., and Aleafia Farms Inc. As described in Note 5, Aleafia Farms was acquired during the year ended December 31, 2017 and as described in Note 6, a business combination was completed with Aleafia Inc. in the quarter ended March 31, 2018. All intercompany transactions have been eliminated for the purposes of these consolidated financial statements.

Subsidiaries are entities that the Company controls, either directly or indirectly. Control is defined as the exposure, or rights, to variable returns from involvement with an investee and the ability to affect those returns through power over the investee. Power over an investee exists when we have existing rights that give us the ability to direct the activities that significantly affect the investee’s returns. This control is generally evidenced through owning more than 50% of the voting rights or currently exercisable potential voting rights of a company’s share capital. All inter-company balances and transactions, including unrealized profits and losses arising from intra-group transactions, have been eliminated upon consolidation. Where necessary, adjustments are made to the results of the subsidiaries and entities to bring their accounting policies in line with those used by the Company

b)	Cash and cash equivalents

Cash in the statements of financial position is comprised of cash in banks and on hand, and short-term deposits with an original maturity of three months or less, which are readily convertible into a known amount of cash.

c)	Property, plant and equipment

The Company’s property, plant and equipment are measured at cost less accumulated depreciation and impairment losses.

The cost of an item of property, plant and equipment includes expenditures that are directly attributable to the acquisition or construction of the asset. The cost includes the cost of materials and direct labour, site preparation costs, installation and assembly costs, and any other costs directly attributable to bringing the assets to the location and conditions necessary for the assets to be capable of operating in the manner intended by management. The cost of property, plant and equipment also includes any applicable borrowing costs. Borrowing costs are capitalized to property, plant and equipment until such time that the constructed asset is substantially complete and ready for its intended use.

ALEAFIA HEALTH INC.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
For the periods ended June 30, 2018 and 2017
(Expressed in Canadian dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

c)	Property, plant and equipment (continued)

Property, plant and equipment are depreciated at the following annual rates:

Computer equipment and software	30% on a declining balance basis
Office furniture and equipment	20% on a declining balance basis
Buildings and house	25 years on a straight-line basis
Leasehold improvement	Straight line over the term of the lease

Estimates for depreciation methods, useful lives and residual values are reviewed at each reporting period-end and adjusted, if appropriate.

Significant components of property, plant and equipment that are identified as having different useful lives are depreciated separately over their respective useful lives. Depreciation methods, useful lives and residual values, if applicable, are reviewed and adjusted, if appropriate, on a prospective basis at the end of each fiscal year. Gains and losses on disposal of property, plant and equipment are determined by comparing the proceeds from disposal with the carrying amount of the property, plant and equipment and are recognized in profit or loss.

d)	Share-based payments

Share-based payments to employees and others providing similar services are measured at the estimated fair value of the instruments issued on the grant date and amortized over the vesting periods. Share-based payments to non-employees are measured at the fair value of the goods or services received or the fair value of the equity instruments issued if it is determined the fair value of the goods or services cannot be reliably measured, and are recorded at the date the goods or services are received. The amount recognized as an expense is adjusted to reflect the number of awards expected to vest. The offset to the recorded cost is to equity settled share-based payments reserve.

Consideration received on the exercise of stock options is recorded as share capital and the related equity settled share-based payments reserve is transferred to share capital. Charges for options that are forfeited before vesting are reversed from equity settled share-based payment reserve.

Share-based compensation expense relating to deferred share units is accrued over the vesting period of the units based on the quoted market price. As these awards can be settled in cash, the expense and liability are adjusted each reporting period for changes in the underlying share price.

e)	Provisions

Provisions are recognized when it is probable that the Company is required to settle an obligation [legal or constructive], as a result of a past event, and the obligation can be reliably estimated. The provision represents the Company’s best estimate of the amounts required to settle the obligation at the end of the reporting period. When a provision is determined using the expected cash flow method, its carrying amount is the present value of those cash flows [when the effect of the time value of money is material]. When some or all of the amounts required to settle a provision are expected to be recoverable from a third party, a receivable is recognized when it is virtually certain reimbursement is receivable and the expected reimbursement can be reliably measured.

ALEAFIA HEALTH INC.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
For the periods ended June 30, 2018 and 2017
(Expressed in Canadian dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

f)	Loss per share

The Company presents basic and diluted loss per share data for its common shares, calculated by dividing the loss attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the period. Diluted loss per share does not adjust the loss attributable to common shareholders or the weighted average number of common shares outstanding when the effect is anti-dilutive.

h)	Income taxes

Current tax is the expected tax payable or receivable on the taxable income or loss for the year, using tax rates enacted or substantively enacted at the balance sheet date, and includes any adjustments to tax payable or receivable in respect of previous years.

Deferred income taxes are recorded using the liability method whereby deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes.

Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the statement of financial position date. Deferred tax is not recognized for temporary differences which arise on the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting, nor taxable profit or loss.

A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

i)	Financial assets

All financial assets are initially recorded at fair value and designated upon inception into one of the following four categories: held to maturity, available for sale, loans and receivables or at fair value through profit or loss (“FVTPL”).

Financial assets classified as FVTPL are measured at fair value with unrealized gains and losses recognized through earnings. The Company’s cash is classified as FVTPL.

Financial assets classified as loans and receivables and held to maturity assets are measured at amortized cost. At March 31, 2017, the Company has not classified any financial assets as loans and receivables.

Financial assets classified as available for sale are measured at fair value with unrealized gains and losses recognized in other comprehensive income and loss except for losses in value that are considered other than temporary which are recognized in earnings. At March 31, 2017, the Company has not classified any financial assets as available for sale.

Transactions costs associated with FVTPL financial assets are expensed as incurred, while transaction costs associated with all other financial assets are included in the initial carrying amount of the asset.

ALEAFIA HEALTH INC.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
For the periods ended June 30, 2018 and 2017
(Expressed in Canadian dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

j)	Financial liabilities

All financial liabilities are initially recorded at fair value and designated upon inception as FVTPL or other financial liabilities.

Financial liabilities classified as other financial liabilities are initially recognized at fair value less directly attributable transaction costs. After initial recognition, other financial liabilities are subsequently measured at amortized costs using the effective interest method. The effective interest method is a method of calculating the amortized cost of a financial liability and of allocating interest expense over the relevant period. The effective interest rate is the rate that discounts estimated future cash payments through the expected life of the financial liability, or, where appropriate, a shorter period. The Company’s accounts payable and vendor take-back loan are classified as other financial liabilities.

Financial liabilities classified as FVTPL include financial liabilities held for trading and financial liabilities designated upon initial recognition as FVTPL. Derivatives, including separated embedded derivatives are also classified as held for trading and recognized at fair value with changes in fair value recognized in earnings unless they are designated as effective hedging instruments. Fair value changes on financial liabilities classified as FVTPL are recognized in earnings. At March 31, 2017, the Company has not classified any financial liabilities as FVTPL.

A financial liability is derecognized when the obligation under the liability is discharged or cancelled or expires.

l)	Impairment of non-financial assets

The carrying amounts of the Company’s non-financial assets are reviewed for impairment at each statement of financial position date or whenever events or changes in circumstances indicate that the carrying amount of an asset exceeds its recoverable amount. For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets [the cash-generating unit, or “CGU”]. The recoverable amount of an asset or a CGU is the higher of its fair value, less cost to sell, and its value in use. If the carrying amount of an asset exceeds its recoverable amount, an impairment charge is recognized immediately in profit or loss by the amount by which the carrying amount of the asset exceeds the recoverable amount. Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the lesser of the revised estimate of recoverable amount and the carrying amount that would have been recorded had no impairment loss been recognized previously.

m)	Impairment of financial assets

Financial assets, other than those classified as FVTPL, are assessed for indicators of impairment at the end of the reporting periods. Financial assets are considered to be impaired when there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial asset, the estimated future cash flows of the investment have been affected.

ALEAFIA HEALTH INC.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
For the periods ended June 30, 2018 and 2017
(Expressed in Canadian dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

n)	Business combinations

Acquisitions of businesses are accounted for using the acquisition method. At the acquisition date the identifiable assets acquired and the liabilities assumed are recognized at their fair value, except deferred tax assets or liabilities, which are recognized and measured in accordance with IAS 12 – Income Taxes. Subsequent changes in fair values are adjusted against the cost of acquisition if they qualify as measurement period adjustments. The measurement period is the period between the date of the acquisition and the date where all significant information necessary to determine the fair values is available and cannot exceed 12 months. All other subsequent changes are recognized in the consolidated statements of comprehensive loss.

The purchase price allocation process resulting from a business combination requires management to estimate the fair value of identifiable assets acquired including intangible assets and liabilities assumed including any contingently payable purchase price obligation due over time. The Company uses valuation techniques, which are generally based on forecasted future net cash flows discounted to present value. These valuations are closely linked to the assumptions used by management on the future performance of the related assets and the discount rates applied. The determination of fair value involves making estimates relating to acquired intangibles assets, property and equipment and contingent consideration. In certain situations, goodwill or a bargain purchase gain may result from a business combination. Goodwill is measured as the excess of the consideration transferred over the net amounts of the identifiable assets acquired and the liabilities assumed. If, after reassessment, the net of identifiable assets acquired and liabilities assumed exceeds the sum of the consideration transferred, the excess is recognized immediately in the consolidated statements of comprehensive loss as a bargain purchase gain. Acquisition related costs are recognized in the consolidated statements of comprehensive loss as incurred.

o)	Intangible assets

Intangible assets consist mainly of license to grow cannabis, power contracts, company brand name, patient list and scientific and medical research assets acquired by the Company. Acquired license to grow cannabis, power contracts and similar assets are carried at cost less accumulated amortization and impairment. Intangible assets with indefinite lives are not amortized but are reviewed annually for impairment. Any impairment of intangible assets is recognized in the statement of operation and comprehensive loss but increases in intangible asset values are not recognized.

Estimated useful lives of intangible assets are shorter of the economic life and the period the right is legally enforceable. The assets’ useful lives are reviewed, and adjusted if appropriate, at each financial statement of financial position date. Amortization is provided on a straight-line basis, over the term of the contract for the OPA power contracts and over the useful life of the facility for the license.

At each financial position reporting date, the carrying amounts of the Company’s long-lived assets, including property and equipment and intangible assets, are reviewed to determine whether there is any indication that those assets are impaired. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any. Where the asset does not generate cash flows that are independent from other assets, the Company estimates the recoverable amount of the cash-generating unit ("CGU") to which the asset belongs.

ALEAFIA HEALTH INC.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
For the periods ended June 30, 2018 and 2017
(Expressed in Canadian dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

p)	Goodwill

Goodwill represents the excess of the price paid for the acquisition of an entity over the fair value of the net identifiable tangible and intangible assets and liabilities acquired. Goodwill is allocated to the Cash Generating Units (“CGU”) to which it relates. Goodwill is measured at historical cost and is evaluated for impairment annually or more often if events or circumstances indicate there may be impairment.

Impairment is determined for goodwill by assessing if the carrying value of a CGU, including the allocated goodwill, exceeds its recoverable amount determined as the greater of the estimated fair value less costs to sell and the value in use. Impairment losses recognized in respect of a CGU are first allocated to the carrying value of goodwill and any excess is allocated to the carrying amount of assets in the CGU. Any goodwill impairment is recorded in income in the period in which the impairment is identified. Impairment losses on goodwill are not subsequently reversed.

q)	Revenue recognition

The Company earns revenue by providing medical consulting services to patients suffering from chronic pain and disabling illnesses and the sale of products related to those services. The Company also conducts medical research associated with the use of medical cannabis. Another revenue stream for the company is the sale and distribution of medical cannabis in Canada in accordance with the ACMPR.

Revenue is recognized at the fair value of consideration received or receivable when collection is probable and the amount of revenue and costs incurred can be measured reliably.

3.	SIGNIFICANT ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of these consolidated financial statements requires management to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these estimates. These financial statements include estimates which, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the financial statements, and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and future periods if the revision affects both current and future periods. These estimates are based on historical experience, current and future economic conditions and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Significant assumptions about the future and other sources of estimation uncertainty that management has made at the financial position reporting date, that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

ALEAFIA HEALTH INC.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
For the periods ended June 30, 2018 and 2017
(Expressed in Canadian dollars)

3.	SIGNIFICANT ACCOUNTING ESTIMATES AND JUDGMENTS (continued)

Critical accounting estimates

i.	Inputs used in impairment calculations;
ii.	Determining the fair values of identifiable assets acquired, liabilities assumed, consideration transferred and contingent consideration for business combinations;
iii.	Measurement of deferred income tax assets and liabilities; and
iv.	Assumptions used in the valuations of share-based compensation.

Critical accounting judgments

i.	The evaluation of the Company’s ability to continue as a going concern;
ii.	Assessment of indications of impairment; and
iii.	Judgments used in determining if an acquisition constitutes a business combination or asset acquisition.
iv.

4.	NEW ACCOUNTING STANDARDS AND STANDARDS ISSUED BUT NOT YET EFFECTIVE

Standards issued, but not yet effective, up to the date of issuance of the Company’s financial statements are listed below. This listing of standards and interpretations issued are those that the Company reasonably expects to have an impact on disclosures, financial position or performance when applied at a future date. The Company intends to adopt these standards when they become effective.

New accounting standards adopted effective January 1, 2018:

IFRS 9 Financial Instruments

IFRS 9, “Financial Instruments: Classification and Measurement” is effective for annual periods beginning on or after January 1, 2018. The Company adopted IFRS 9 retrospectively, without restatement of prior year financial statements. IFRS 9 replaces the provisions of IAS 39, Financial Instruments: Recognition and Measurement (“IAS 39”) that relate to the recognition, classification, and measurements of financial assets and financial liabilities, derecognition of financial instruments and impairment of financial assets. IFRS 9 uses a single approach to determine whether a financial asset is classified and measured at amortized cost or fair value. The approach in IFRS 9 is based on how the Company manages its financial instruments and the contractual cash flow characteristics of the financial asset. Most of the requirements in IAS 39 for classification and measurement of financial liabilities were carried forward in IFRS 9. The application of IFRS 9 did not impact the Company’s classification and measurement of financial assets and liabilities, and there was also no impact to the carrying value of any of the Company’s financial assets or liabilities on the date of transition.

IFRS 15 Revenue from Contracts with Customers

The Company adopted IFRS 15, “Revenue from Contracts and Customers” effective for January 1, 2018. The adoption of this standard did not have any impact on the Company’s condensed consolidated interim financial statements.

Accounting standards issued but not effective

Standards issued, but not effective, up to the date of issuance of the Company’s condensed consolidated interim financial statements are listed below. This listing of standards and interpretations issued are those that the Company reasonably expects to have an impact on disclosures, financial position or performance when applies at a future date. The following new standards, amendments and interpretations have not been early adopted in these consolidated financial statements and are not expected to have a material effect on the Company’s future results and financial position:

ALEAFIA HEALTH INC.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
For the periods ended June 30, 2018 and 2017
(Expressed in Canadian dollars)

4.	NEW ACCOUNTING STANDARDS AND STANDARDS ISSUED BUT NOT YET EFFECTIVE (continued)

New accounting standards effective for annual periods on or after January 1, 2019:

IFRS 16 Leases

IFRS 16 was issued in January 2016 and specifies how an IFRS reporter will recognize, measure, present and disclose leases. The standard provides a single lessee accounting model, requiring lessees to recognize assets and liabilities for all leases unless the lease term is 12 months or less or the underlying asset has a low value. Lessors continue to classify lease as operating or finance, with IFRS 16’s approach to lessor accounting substantially unchanged from its predecessor, IAS 17. The extent of the impact of adoption of these standards and interpretations on the condensed consolidated interim financial statements of the Company has not been determined.

IFRIC 23 Uncertainty over Income Tax Treatments

IFRIC 23, Uncertainty over Income Tax Treatments, provides guidance on the accounting for current and deferred tax liabilities and assets in circumstances in which there is uncertainty over income tax treatments. The Interpretation is applicable for annual periods beginning on or after January 1, 2019. Earlier application is permitted. The Interpretation requires: (a) an entity to contemplate whether uncertain tax treatments should be considered separately, or together as a group, based on which approach provides better predictions of the resolution; (b) an entity to determine if it is probable that the tax authorities will accept the uncertain tax treatment; and (c) if it is not probable that the uncertain tax treatment will be accepted, measure the tax uncertainty based on the most likely amount or expected value, depending on whichever method better predicts the resolution of the uncertainty. The Company intends to adopt the Interpretation in its financial statements for the annual period beginning on January 1, 2019. The Company has not yet determined the potential the impact of the adoption of this standard on the consolidated financial statements.

5.	BUSINESS COMBINATION

Pursuant to an assignment agreement dated October 4, 2017 (the “Assignment”), the Company was assigned the rights, title and interest to acquire 100% of the issued and outstanding common shares of Aleafia Farms (Note 1) and certain other assets described in a Purchase Agreement dated September 25, 2015 (“Original Purchase Agreement”). Under the terms of Original Purchase Agreement, the purchaser had the rights to buy 100% of Aleafia Farms and other certain assets for $6,950,000 of which $2,950,000 was to be paid in cash and $4,000,000 could be paid in cash or by an open Vendor Take Back mortgage. The Original Purchase Agreement was amended on December 11, 2017 to include a $4,000,000 Vendor Take Bake mortgage at a rate of 3% due on April 1, 2018, secured by the underlying land and buildings and other certain payment terms were amended but the purchase price remained the same. The deposit of $50,000 was paid by the previous purchasers and was not reimbursed by the Company. The acquisition of Aleafia Farms was made to directly support its clinic operations.

ALEAFIA HEALTH INC.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
For the periods ended June 30, 2018 and 2017
(Expressed in Canadian dollars)

4.	BUSINESS COMBINATION (continued)

In consideration for the Assignment the Company paid $1,000,000 in cash and issued 24,000,000 common shares with a fair value of $6,000,000.

The acquisition was recognized as a business combination as the assets acquired and liabilities assumed constitute a business. The transaction was accounted for using the acquisition method of accounting whereby the assets acquired and the liabilities assumed were recorded at their estimated fair value at the acquisition date.

The Company applied a market approach, and specifically the mergers and acquisition method, for measuring the fair value of the license to produce medical cannabis. This valuation model uses data from actual market transactions regarding the sale of similar companies or groups of assets to determine the price of the asset under review.

The allocation of the components of total consideration to the net assets acquired was as follows:

Consideration	$
Cash	3,900,000
Loan payable	4,000,000
Common shares issued	6,000,000
Total consideration paid	13,900,000

Net assets acquired	$
Buildings	362,472
House	133,240
Land	735,000
License	9,770,000
OPA power contracts	299,000
Deferred income tax liability	(2,464,000)
8,835,712
Goodwill acquired	5,064,288
Total net assets acquired	13,900,000

The resulting goodwill represents the sales and growth potential of Aleafia Farms and will not be deductible for tax purposes.

The accounting for this business combination has not yet been finalized and the Company is reporting provisional amounts for the items for which the accounting is not complete. These provisional amounts may be adjusted during the measurement period, or additional assets or liabilities may be recognized, to reflect new information obtained about facts and circumstances that existed at the acquisition date that, if known, would have affected the amounts recognized at that date.

ALEAFIA HEALTH INC.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
For the periods ended June 30, 2018 and 2017
(Expressed in Canadian dollars)

6.	BUSINESS AMALGAMATION

On March 26, 2018, Aleafia Inc. and Canabo Medical Inc. (“Canabo”) amalgamated pursuant to an Amalgamation Agreement (“Agreement”). Pursuant to the terms of the Agreement, Aleafia Inc. amalgamated with Canabo’s subsidiary company. All of the shareholders of Aleafia Inc., received one common share of Canabo for each common share of Aleafia Inc. held. In addition, all of the outstanding stock options of Aleafia Inc. were exchanged for stock options of Canabo on an equivalent basis (the “Transaction”).

Following the completion of the Transaction, Aleafia shareholders held approximately 71% of the total issued shares of Canabo. Canabo will continue to be the listed issuer (the “Resulting Issuer”). The Transaction was treated as a Fundamental Acquisition pursuant to the policies of the TSXV and for financial reporting purposes the Transaction will be treated as a reverse-take-over.

The reverse-take-over acquisition was recognized as a business combination as Canabo’s assets acquired and liabilities assumed constitute a business. The Transaction was accounted for using the acquisition method of accounting whereby the assets acquired and the liabilities assumed were recorded at their estimated fair value at the acquisition date.

The Company applied various valuation models and methods in order to measure the fair values of certain assets and liabilities.

The allocation of the components of total consideration to the net assets acquired was as follows:

Consideration	$
Fair value of common shares issued	26,194,098
Fair value of warrants deemed to be issued	59,087
Total consideration	26,253,185

Net assets acquired	$
Current assets	7,743,614
Equipment	151,145
Intangible asset – brand name	308,765
Intangible asset – patient list	12,415,920
Intangible asset – scientific and medical research assets	849,000
Current liabilities	(1,728,385)
Deferred income tax liability	(3,393,421)
16,346,638
Goodwill acquired	9,906,547
Total net assets acquired	26,253,185

The resulting goodwill represents the sales and growth potential of Canabo and will not be deductible for tax purposes.

The accounting for this business combination has not yet been finalized and the Company is reporting provisional amounts for the items for which the accounting is not complete. These provisional amounts may be adjusted during the measurement period, or additional assets or liabilities may be recognized, to reflect new information obtained about facts and circumstances that existed at the acquisition date that, if known, would have affected the amounts recognized at that date.

ALEAFIA HEALTH INC.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
For the periods ended June 30, 2018 and 2017
(Expressed in Canadian dollars)

7.	PROPERTY, PLANT AND EQUIPMENT

	Computer
	and	Equipment	Leasehold		Buildings
	software	and furniture	improvements	Land	and House	Total
COST	$	$	$	$	$	$
Incorporation, January 17, 2017	-	-	-	-	-	-
Business acquisition (Note 5)	-	-	-	735,000	495,712	1,230,712
Additions	5,382	140,581	113,758	27,852	157,608	445,181
Balance, December 31, 2017	5,382	140,581	113,758	762,852	653,320	1,675,893
Business acquisition (Note 6)	-	257,446	-	-	-	257,446
Additions	-	200,038	-	-	136,550	336,588
Balance, June 30, 2018	5,382	598,065	113,758	762,852	789,870	2,269,927

ACCUMULATED DEPRECIATION
Incorporation, January 17, 2017	-	-	-	-	-	-
Additions	807	14,058	5,687	-	18,911	39,463
Balance, December 31, 2017	807	14,058	5,687	-	18,911	39,463
Business acquisition (Note 6)	-	106,302	-	-	-	106,302
Additions	886	34,141	6,106	-	33,542	74,675
Balance, June 30 ,2018	1,693	154,501	11,793	-	52,453	220,440

CARRYING AMOUNTS

As at December 31, 2017	4,575	126,523	108,071	762,852	634,409	1,636,430
As at June 30, 2018	3,689	443,564	103,965	762,852	737,417	2,049,487

8.	INTANGIBLE ASSETS

		OPA Power
	License	Contracts	Brand Name	Patient List	SRED	Total
	$	$	$	$	$	$
Incorporation, January 17, 2017
Additions (Note 5)	9,770,000	299,000	-	-	-	10,069,000
Amortization	(21,000)	-	-	-	-	(21,000)
Balance, December 31, 2017	9,749,000	299,000	-	-	-	10,048,000

Additions (Note 6)	-	-	308,765	12,415,920	849,000	13,573,685
Amortization	(195,400)	(10,679)	-	-	-	(206,079)
Balance, June 30, 2018	9,553,600	288,321	308,765	12,415,920	849,000	23,415,606

ALEAFIA HEALTH INC.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
For the periods ended June 30, 2018 and 2017
(Expressed in Canadian dollars)

9.	SHARE CAPITAL

Authorized:

The Company is authorized to issue an unlimited number of common shares without par value.

a)	Issued and Outstanding as at June 30, 2018: 136,246,461 common shares

On January 17, 2017, the Company issued an incorporation share for a nominal value.

On March 21, 2017, the Company issued 32,169,999 common shares for gross proceeds of $30. As the fair market value of these shares was $8,042,500, accordingly, the Company recorded share-based payments of $8,042,470 and credited to contributed surplus. The fair value of the shares was determined using stock prices in recent financings.

On April 20, 2017, the Company issued 9,840,000 common shares at $0.25 per share with gross proceeds of $2,460,000. As at December 31, 2017, the subscription receivable was $5,000.

b)	On October 4, 2017, in connection with the business acquisition (note 5) the Company issued 24,000,000 common shares with a fair value of $6,000,000.

On December 15, 2017, the Company issued 7,660,000 common shares at $0.50 per share for gross proceeds of $3,830,000.

On March 26, 2018 the company completed private placement financing, issuing 24,171,000 common shares at a price of $1.25 per share for gross proceeds of $30,213,750. In connection with the financing the Company incurred share issuance costs of $1,934,840. The Company also issued broker’s warrants to acquire 1,336,920 common shares at an exercise price of $1.25 for eighteen months with a fair value of $872,855. The fair value was estimated using the Black— Scholes option pricing model applying a market price of $1.25, an exercise price of $1.25, a risk- free rate of 1%, an expected volatility of 115% and an expected dividend yield of 0%. In addition, the Company issued broker’s warrants to acquire 668,460 common shares at an exercise price of $1.75 for eighteen months with a fair value of $368,357. The fair value was estimated using the Black—Scholes option pricing model applying a market price of $1.75, an exercise price of $1.75, a risk-free rate of 1%, an expected volatility of 115% and an expected dividend yield of 0%. The fair value of the warrants has been recorded as share issue costs.

c)

On March 26, 2018, as a result of the business amalgamation described in Note 6 the Company is deemed to have acquired all of the issued and outstanding common shares of Canabo Medical Inc. in exchange for 38,103,461 common shares of the company. The estimated fair value of the shares at the time of the transaction is $26,194,098.

d)

As part of the Business Amalgamation described in Note 6, certain securities remain under a Tier 2 Value Escrow Agreement. There were 13,765,500 common shares covered the escrow agreement with an initial release of 1,376,500 (10%) of the escrowed shares and three further releases of 2,064,825 shares each on May 9, 2017, November 9, 2017, and May 9, 2018. The remaining 6,194,475 shares are scheduled to be release at a rate of 2,064,825 (15%) every 6 months thereafter.

e)	On April 9, 2018, 202,000 share purchase warrants were exercised for the purchase of 202,000 common shares at a price of $0.50 per share total proceeds of $101,000.

ALEAFIA HEALTH INC.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
For the periods ended June 30, 2018 and 2017
(Expressed in Canadian dollars)

9.	SHARE CAPITAL (continued)

f)

On May 1, 2018, the Company announced a memorandum of understanding (“MOU”) formalizing a strategic genetic supply agreement with CannTrust Inc. (“CannTrust”). The Company will receive various strains of high-quality starter genetics for its first licensed production facility in Scugog, Ontario, and CannTrust will take the right of first refusal to purchase cannabis product from the Company.This would support CannTrust's patient base and provide the Company with revenue growth in the near term, augmenting the existing revenue derived from the nationwide Canabo clinic network. As part of the agreement, the Company will also refer a significant percentage of its growing patient base to CannTrust, in cases where patients require strains that the Company may not initially be able to supply out of the current facility.

On June 19, 2018, the MOU was amended to include the issuance of 500,000 warrants exercisable at a price of $0.55 per common share, until June 11, 2020.

Warrants

As at June 30, 2018 the company had warrants outstanding enabling holders to acquire the following

			Weighted-
		Weighted-	average
		average	remaining
	Warrants	exercise	contractual
	outstanding	price	life (years)

Outstanding and exercisable, December 31, 2017	-	-	-

Broker warrants issued	1,336,920	1.25	1.25
Broker warrants issued	668,460	1.75	1.25
Subscriber warrants issued	12,085,500	1.75	1.25
Warrants issued CannTrust	500,000.55		2.00
Deemed to be issued on business amalgamation	1,350.50		0.25
Outstanding and exercisable, June 30, 2018	14,592,230	1.66	1.28

At June 30, 2018, the Company had outstanding warrants entitling the holders to acquire additional common shares as follows:

Expiry	Number	Exercise
date	of warrants	price

September 23, 2018	1,350	$0.50
September 27, 2019	1,336,920	$1.25
September 27, 2019	12,753,960	$1.75
June 11, 2020	500,000	$0.55

ALEAFIA HEALTH INC.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
For the periods ended June 30, 2018 and 2017
(Expressed in Canadian dollars)

9.	SHARE CAPITAL (continued)

Stock Options

The Company has adopted a stock option plan (the “Plan”), providing the Board of Directors with the discretion to issue an equivalent number of options of up to 10% of the issued and outstanding share capital of the Company. Stock options are granted with an exercise price of not less than the closing share price of the day preceding the date of grant.

On June 5, 2017, the Company granted 5,000,000 stock options to its officers and directors of the Company. The options are exercisable at $0.25 per share with vesting terms of 25% every year and expire on June 5, 2021. The fair value of the 5,000,000 stock options was estimated using the Black-Scholes option pricing model.

On March 26, 2018, the company as a result of the Business Amalgamation described in Note 6 assumed the obligation for all of the issued and outstanding options of Canabo Medical Inc.

On April 23, 2018, the Company granted 2,450,000 stock options to its officers, directors and consultants expiring on April 23, 2023. 1,000,000 are exercisable at $0.63 per share with vesting terms of 25% every six months, 1,350,000 are exercisable at $0.60 per share with vesting terms of 25% every three months and 100,000 are exercisable at $1.25 with vesting terms of 25% every three months.

On June 28, 2018, the Company granted 1,250,000 stock options to its officers. 750,000 of the options are exercisable at $0.82 per share with vesting terms of 25% every six months, 250,000 of the options are exercisable at $1.25 per share with vesting terms of 25% every six months and 250,000 of the options are exercisable at $0.82 per share and vest based on meeting performance based objectives.

The following table reconciles the stock option activity during the quarter ended June 30, 2018:

		Weighted
	Number of	average
	options	exercise price
		$
Options outstanding at December 31, 2017	5,000,000	0.25
Options deemed to be issued on business amalgamation	1,690,000	0.63
Options issued	3,700,000	0.73
Options exercised	(100,000)	0.45
Options outstanding – June 30, 2018	10,290,000	0.48

Vested, June 30, 2018	2,055,000	0.44

Unvested, June 30, 2018	8,235,000	0.47

ALEAFIA HEALTH INC.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
For the periods ended June 30, 2018 and 2017
(Expressed in Canadian dollars)

9.	SHARE CAPITAL (continued)

The following table summarizes information relating to outstanding and exercisable stock options as at June 30, 2018:

	Exercise	Remaining	Number of stock	Number of stock
Expiry date	price	life (years)	options vested	options unvested

June 5, 2021	$0.25	3.0	1,250,000	3,750,000
November 25, 2021	$0.90	3.4	423,750	141,250
February 6, 2022	$0.73	3.8	100,000	100,000
October 4, 2022	$0.45	4.4	281,250	543,750
April 23, 2023	$1.25	4.8	-	100,000
April 23, 2023	$0.63	4.8	-	1,000,000
April 23, 2023	$0.60	4.8	-	1,350,000
June 28, 2023	$0.82	5.0	-	1,000,000
June 28, 2023	$1.25	5.0	-	250,000

Share Commitments

Patient operating agreement

On March 28, 2017, Canabo Medical Inc. signed a Patient Operating Agreement (“Agreement”) with Peak Pulmonary Consulting Inc. (“Peak Medical Group”). The Peak Medical Group will provide medical cannabis treatments and therapies within the Pinnacle Medical Centers through its wholly-owned subsidiary CieloMed. Pinnacle Medical Centers currently provide medical services to over 55,000 patients in Alberta.

Under the terms of the Agreement, Peak Medical Group will provide physicians and clinic space to assess up to 20,000 new patients under the Company’s medical cannabis assessment, prescribing, educational procedures and protocols. Training for up to 60 Peak Medical Group physicians and educators in the Company’s proprietary training protocols will begin immediately. All resulting patients under this Agreement will also be enrolled in the Company’s medical data collection program.

Operational services will be provided by Peak Medical Group under the terms of a share exchange agreement (“SEA”) with the Company. Under the terms of the SEA, Canabo will acquire all the issued and outstanding shares of CieloMed on the earlier of: CieloMed assessing a minimum of 20,000 patients under the Company’s medical cannabis protocols; or five years from the date of the SEA. At closing, based on an 8-day volume weighted average trading price for the period immediately preceding the execution of the Letter of Intent, the Company will issue up to approximately 1,869,000 common shares (up to 5.1% of the issued and outstanding shares of the Company), representing up to a maximum deemed value of $1,600,000 in the Company’s shares. Any shares issued under the SEA will be subject to a 12-month voluntary pooling agreement. The agreement is subject to both parties maintaining certain performance and quality assurance provisions, the execution of the SEA and is subject to TSX-V approval.

ALEAFIA HEALTH INC.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
For the periods ended June 30, 2018 and 2017
(Expressed in Canadian dollars)

9.	SHARE CAPITAL (continued)

Share Commitments (continued)

Share Exchange Agreement

On May 3, 2017 signed a letter of intent (“LOI”) with Aviva Medical Ltd. (“Aviva Medical”, formerly, Medica One Ltd.) to enter into a share exchange agreement (“SEA”). The SEA will replace a previous agreement that covered the operations of CMClinics in Hamilton, Stoney Creek and Burlington. Aviva Medical will operate five existing medical cannabis CMClinics in Ontario.

Aviva Medical currently operates clinics in Hamilton, Stoney Creek, Burlington, and will assume operations of Canabo’s Barrie and St. Catharine’s clinics. It is proposed that Aviva Medical will open four new CMClinics Oakville, Niagara Falls, Peterborough and Etobicoke and will operate a total of nine Canabo CMClinics in Ontario. [UPDATE]

Patients at all new and existing Aviva Medical operated CMClinics will be seen under Canabo’s trained procedures, protocols, standards and research programs. All patients will also be enrolled in Canabo’s medical data collection program.

Operational services will be provided by Aviva Medical under the terms of the SEA with Canabo. Pursuant to the SEA, Canabo will acquire all issued and outstanding shares of an Ontario corporation (“NewCo”) to be incorporated by Aviva Medical for the operations of the CMClinics. Aviva Medical will exchange all NewCo shares for common shares of Canabo Medical Inc. The number of exchanged Canabo shares, up to a maximum of 1,742,160 common shares, will be calculated under a formula at closing depending on the number of new patients, based on the 5-day volume weighted average price of $0.6888 per share, up to 15,000 patients (subject to a minimum of 10,000 new patients) being achieved within the next three years. Any Canabo shares issued under the SEA will be subject to a 12-month voluntary pooling agreement. The agreement is subject to both parties maintaining certain performance and quality assurance provisions, the execution of the SEA and TSX Venture Exchange approval.

10.	RELATED PARTY BALANCES AND TRANSACTIONS

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Related parties may be individuals or corporate entities. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties.

Key management includes directors and key officers of the Company, including the President, CEO and Chief Financial Officer.

The following amounts are due to related parties:

	June	December 31,
	30, 2018	2017
	$	$
Accounts payable and accrued liabilities	9,200	201,431

As at December 31, 2017, the Company has accrued $200,000 for bonuses payable to directors of the Company. The amounts are non-interest bearing, unsecured and are due upon demand.

ALEAFIA HEALTH INC.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
For the periods ended June 30, 2018 and 2017
(Expressed in Canadian dollars)

10.	RELATED PARTY BALANCES AND TRANSACTIONS (continued)

	Three Months	Three months	Six months	Six months
	ended June	ended June	ended June	ended June 30,
	30, 2018	30,2017	30, 2018	2017
	$	$	$	$
Professional fees	-	-	-	-
Share-based payments	216,532	-	216,532	4,289,984
Wages and benefits	170,750	30,050	616,668	87.550

	387,282	30,050	833,200	4,377,534

During the first quarter ended March 31, 2017, the Company issued 17,159,999 common shares with estimated fair value of $4,289,984 to related parties.

11.	MANAGEMENT OF CAPITAL

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the sourcing and exploration of its resource property. The Company does not have any externally imposed capital requirements to which it is subject.

The Company considers the aggregate of its share capital, contributed surplus and deficit as capital. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares or dispose of assets or adjust the amount of cash.

12.	FINANCIAL INSTRUMENTS AND FINANCIAL RISK

International Financial Reporting Standards 7, Financial Instruments: Disclosures, establishes a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels:

Level 1 - quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 - inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

Level 3 - inputs for the asset or liability that are not based on observable market data (unobservable inputs).

Fair Value of Financial Instruments

The Company’s financial assets include cash and are classified as Level 1. The Company’s financial liabilities include accounts payable and the vendor take-back loan. All of the Company’s financial liabilities are due within 1 year.

ALEAFIA HEALTH INC.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
For the periods ended June 30, 2018 and 2017
(Expressed in Canadian dollars)

12.	FINANCIAL INSTRUMENTS AND FINANCIAL RISK (continued)

The Company’s financial instruments consist of cash, amounts receivable, accounts payable, amounts due to related parties and deferred revenue.

The following table summarizes the carrying values of the Company’s financial instruments:

	June 30,	December 31,
	2018	2017
	$	$

FVTPL (i)	29,086,047	1,057,231
Loans and receivables (ii)	869,855	123,979
Other financial liabilities (iii)	1,438,003	4,564,386

(i)	Cash
(ii)	Accounts receivable
(iii)	Accounts payable, due to related parties, notes payable and deferred revenue

The Company classifies its fair value measurements in accordance with an established hierarchy that priorities the inputs in valuation techniques used to measure fair value as follows:

Level 1	-	Unadjusted quoted prices in active markets for identical assets or liabilities;
Level 2	-	Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly, and
Level 3	-	Inputs that are not based on observable market data.

The following table sets for the Company’s financial assets measured at fair value by level within the fair value hierarchy:

	Level 1	Level 2	Level 3	Total
	$	$	$	$
Cash	29,086,047	-	-	29,086,047

(i) Currency risk

The Company’s expenses are denominated in Canadian dollars. The Company’s corporate office is based in Canada and current exposure to exchange rate fluctuations is minimal.

The Company does not have any significant foreign currency denominated monetary liabilities. The principal business of the Company is the identification and evaluation of assets or a business and once identified or evaluated, to negotiate an acquisition or participation in a business subject to receipt of shareholder approval and acceptance by regulatory authorities.

(ii) Interest rate risk

The Company is exposed to interest rate risk on the variable rate of interest earned on bank deposits.-The fair value interest rate risk on bank deposits is insignificant as the deposits are short term.

The Company has not entered into any derivative instruments to manage interest rate fluctuations.

ALEAFIA HEALTH INC.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
For the periods ended June 30, 2018 and 2017
(Expressed in Canadian dollars)

12.	FINANCIAL INSTRUMENTS AND FINANCIAL RISK (continued)

(iii) Credit risk

Credit risk is the risk of loss associated with the counterparty’s inability to fulfill its payment obligations. Financial instruments that potentially subject the Company to concentrations of credit risks consist principally of cash. To minimize the credit risk the Company places these instruments with a high quality financial institution.

(iv) Liquidity risk

In the management of liquidity risk of the Company, the Company maintains a balance between continuity of funding and the flexibility through the use of borrowings. Management closely monitors the liquidity position and expects to have adequate sources of funding to finance the Company’s projects and operations.

13.	COMMITMENTS

(i) The Company has entered long-term arrangements for office and clinic space. The minimum annual lease payments for the years ended December 31:

$
2018	400,573
2019	388,952
2020	326,937
2021	244,507
2022	89,496

(ii) As at June 30, 2018, the Company has a vehicle under an operating lease. The lease expires in May 2021 with the following annual lease payment outstanding:

$
2018	6,252
2019	12,504
2020	12,504
2021	4,168

14.	SUBSEQUENT EVENTS

a)

Subsequent to June 30, 2018 Aleafia Health Inc. completed the acquisition a 160,000 sq. ft. modern, fully- automated greenhouse facility in Niagara-region including its advanced growing equipment for $9.6 million.

The 160,000 sq. ft. Niagara facility has an immediate expansion capability of another 20,000 sq. ft. Both the 160,000 sq. ft. Niagara facility along with the 150,000 sq. ft. Scugog expansion plan are fully funded.

Given the modern state of the Niagara greenhouse, Aleafia is expected to accelerate its production capacity and in turn respond more quickly to its patients needs.

ALEAFIA HEALTH INC.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
For the periods ended June 30, 2018 and 2017
(Expressed in Canadian dollars)

14.	SUBSEQUENT EVENTS (continued)

Aleafia has an experienced production team in place that has been successful in acquiring 4 production licences from Health Canada.

A second site licence application will be submitted to Health Canada under the Access to Cannabis for Medical Purposes Regulations (ACMPR) for the newly acquired Niagara facility.

It is expected that Aleafia will align its production of quality standardized strains of medical cannabis to its database of information which sets out the needs of its patients based on those patients’ medical conditions.

The advanced automation and strategic layout at the Niagara greenhouse facility requires minimal retrofitting and it is expected that Aleafia will achieve a greater production capacity at a lower cost.

b)

Subsequent to June 30, 2018 the Company hired key personal to drive strategic direction and execution capabilities. New members of the senior executive team include, Benjamin Ferdinand as Chief Financial Officer and Trevor Newell as Chief Marketing and Technology Officer.

c)	Subsequent to June 30, 2018, the Share Exchange Agreement with Aviva Medical as described in Note 9 was cancelled in accordance with the terms of the agreement.